Exhibit 10.2

AMENDMENT THREE TO SECOND AMENDED AND RESTATED
AGENTED CREDIT AGREEMENT

This Amendment Three to Second Amended and Restated Agented Credit Agreement ("Amendment") is dated effective November 5, 2008, among **ORCHIDS PAPER PRODUCTS COMPANY**, a Delaware corporation ("Borrower"), and **BANK OF OKLAHOMA, N.A.** ("BOK"), **BANCFIRST**, and **COMMERCE BANK, N.A.** (individually a "Bank" and collectively the "Banks"), and **BANK OF OKLAHOMA, N.A.**, as agent for the Banks hereunder (in such capacity, "Agent").

RECITALS

A. Reference is made to the Second Amended and Restated Agented Credit Agreement by and among Borrower, Banks and Agent, dated April 9, 2007, and amended October 25, 2007 and March 6, 2008 (as amended, the "Credit Agreement"), pursuant to which currently exists (i) a term loan in the original principal amount of $10,000,000; (ii) a term loan in the original principal amount of $16,500,000; (iii) an $8,000,000 revolving line of credit; and (iv) a construction loan in the original principal amount of $3,000,000. Terms used herein shall have the meanings given in the Credit Agreement, unless otherwise defined herein.

B. Borrower has requested that Banks (i) increase the commitment under the construction loan to $4,000,000, and (ii) modify the covenant limiting capital expenditures; and Banks have agreed to Borrower's request, subject to the terms and conditions of this Amendment.

AGREEMENT

NOW, THEREFORE, in consideration of the representations and warranties contained herein and for valuable consideration received, the parties agree to the following:

1. Amendments to the Credit Agreement. The Credit Agreement is hereby amended as follows:

1.1. Section 1.19 (Completion Date) is hereby deleted and replaced with the following:

"1.19 'Completion Date' shall mean the earlier of (i) the completion of construction of the Improvements, or (ii) November 5, 2009."

1.2. Sections 1.21 (Construction Loan) and 1.22 (Construction Notes) are hereby amended to reflect that the amount "$3,000,000" is hereby deleted and replaced with "$4,000,000".

1.3. Section 1.85 (Rate Management Transaction) is hereby deleted and replaced with the following:

"1.85 'Rate Management Transaction' means any transaction, (including an agreement with respect thereto) now existing or hereafter entered into by the Borrower and any of the Banks, or any Bank's subsidiaries or affiliates or their successors, which is a rate swap, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, forward transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether linked to one or more interest rates, foreign currencies, commodity prices, equity prices or other financial measures."

1.4. Section 2.4 (Construction Loan) is hereby deleted and replaced with the following:

"2.4 Construction Loan. Subject to the terms and conditions of this Agreement, and so long as no Event of Default has occurred, each Bank agrees to loan to Borrower such amounts up to said Bank's Pro Rata Share of the lesser of (i) the aggregate principal amount of $4,000,000, or (ii) ninety percent (90%) of the cost for construction of the Improvements, as Borrower may request from time to time on or before the Construction Loan Termination Date (hereinafter defined), to be further evidenced by the Construction Notes. Advances pursuant to the Construction Loan are not revolving and once amounts are advanced and/or repaid pursuant to the Construction Notes, they cannot be reborrowed."

1.5. Section 10.4 (Capital Expenditures) is hereby deleted and replaced with the following:

"10.4 Capital Expenditures. Not make expenditures for fixed or capital assets if, after giving effect thereto, the aggregate of all such expenditures, excluding expenditures for the water pre-treatment facility not to exceed $4,300,000, would exceed (i) $6,400,000.00 during Borrower's fiscal year ending December 31, 2008, and (ii) the CapEx Limit (defined below) during any fiscal year of Borrower thereafter. For purposes of this Section 10.4, the term "CapEx Limit" shall mean $2,000,000; provided, however, that commencing with the date on which Agent receives financial statements of Borrower evidencing that Borrower has maintained an EBITDA of not less than $3,000,000 for two (2) consecutive fiscal quarters, the CapEx Limit shall be increased to $2,500,000."

1.6. A new Section 12.1(15) (subparagraph under Events of Default) is hereby added, as follows:

"(15) The occurrence or existence of any default, event of default or other similar condition or event (however described) with respect to any Rate Management Transaction."

2. Conditions Precedent. This Amendment and each Bank's commitments hereunder are conditioned upon satisfaction of the following at or before closing.

2.1. Borrower shall execute and deliver to Banks this Amendment.

2.2. Borrower shall execute and deliver the promissory notes payable to each Bank in amounts based on each Bank's Pro Rata Share of $4,000,000.

2.3. Borrower shall provide any and all documents, agreements and instruments related to this transaction, reasonably requested by the Banks.

3. Borrower Ratification. Borrower hereby ratifies and confirms the Credit Agreement, and all instruments, documents and/or agreements executed and/or delivered by Borrower to Bank

in connection therewith, and represents to Banks that: (i) the Loan Documents remain in full force and effect; (ii) all representations and warranties made thereunder are true and correct as of the date hereof; and (iii) no Event of Default exists or will result from the execution of this Amendment.

4. <u>Governing Law and Binding Effect</u>. This Amendment shall be governed by and construed in accordance with the laws of the State of Oklahoma, and shall inure to the benefit of and be binding upon the parties hereto, their successors and assigns.

5. <u>Costs, Expenses and Fees</u>. Borrower agrees to pay all costs, expenses and fees incurred by the Banks or otherwise in connection herewith, including, without limitation, all reasonable attorney fees, costs and expenses of Riggs, Abney, Neal, Turpen, Orbison & Lewis.

6. <u>Multiple Counterparts</u>. This Amendment may be executed in any number of counterparts, and all the counterparts taken together shall be deemed to constitute one and the same instrument.

7. <u>Further Assurances</u>. Borrower will immediately execute and deliver to the Banks upon request all such other and further instruments as may be required or desired by the Banks from time to time in compliance with or in accomplishment of the covenants and agreements of Borrower made in this Amendment and such other instruments and documents referred to or mentioned herein, all as may be necessary or appropriate in connection therewith.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed.

"Borrower"

ORCHIDS PAPER PRODUCTS COMPANY

By /s/ Keith R. Schroeder
     Keith R. Schroeder, Chief Financial Officer

"Banks"

BANK OF OKLAHOMA, N.A., as a Bank and Agent

By /s/ Dan Hughes
     Dan Hughes, Senior Vice President

BANCFIRST

By /s/ Elisabeth F. Blue
      Elisabeth F. Blue, Executive Vice President

COMMERCE BANK, N.A.

By /s/ Dennis R. Block
 Dennis R. Block, Senior Vice President